Via Facsimile and U.S. Mail
Mail Stop 6010

July 14, 2006

Mr. Richard Trevillion
Chief Executive Officer
14 Hostmoor Avenue
March, Cambridgeshire
United Kingdom, PE15 0AX

Re: BioProgress PLC
Form 20-F for the Fiscal Year Ended December 31, 2004
File No. 000-50994

Dear Mr. Trevillion:

We have completed our review of your Form 20-F and have no further comments at this time.

Sincerely,

Jim Atkinson
Accounting Branch Chief